April 8, 2008
Mr. Roger Schwall
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010
Re:	H.J. Heinz Company Annual Report on Form 10-K Filed June 21, 2007 Schedule 14A Filed July 3, 2007 File No. 1-03385
Dear Mr. Schwall:
     Set forth below are our responses to the comments in your letter to William R. Johnson, Chairman, President, and Chief Executive Officer of H. J. Heinz Company, dated January 31, 2008, received by us on March 25, 2008.
Schedule 14A filed July 3, 2007
General
1. Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.
Response
     We will comply with your comments in all future filings, and examples of our intended disclosures are set forth in our responses below.

Mr. Roger Schwall	- 2 -	April 8, 2008
Compensation Discussion and Analysis, page 39
2. Discuss whether you engaged in any benchmarking of total compensation or any of the material components of compensation. If so, identify the benchmark(s) and, as applicable, its components. See Item 402(b)(xiv) of Reg. S-K.
Response
     On Page 37 and other locations in our 2007 Proxy Statement, we disclosed that we target executive compensation at the median of our Compensation Peer Group based upon available survey and proxy statement data. Further, on Page 39, we explained that we use the median of this peer group’s aggregate pay elements (adjusted for size and other factors) to target our pay levels. In future filings, we will clarify that we target total executive compensation at the median of the Compensation Peer Group, and that the Management Development and Compensation Committee reviews individual elements of compensation against the peer group compensation components, but that final pay decisions are based on other factors in addition to targeted amounts. We will provide additional disclosure substantially as follows:
     Heinz uses market comparisons to assess the competitiveness of total compensation for each NEO, as well as all material components of such compensation. Our key data sources include:
•	Annual proxy statements filed by the companies in our Compensation Peer Group;

•	Annual compensation surveys conducted by third party providers that include many of the companies in our Compensation Peer Group; and

•	Information provided to our Management Development and Compensation Committee by its independent executive compensation consultant.
     The compensation components used for comparison purposes include many of those disclosed in the Summary Compensation and Grants of Plan Based Award Tables. We compare both the value of such compensation as well as the prevalence of individual components based upon available data. The components of this analysis are:
•	Salary;

•	Annual bonus (both target & actual);

•	Restricted Stock Unit and Stock Option grants (actual); and

•	Long Term Performance Program Awards (both target & actual).
     Other factors considered by the Management Development and Compensation Committee in determining final pay include executive experience and time in position, personal performance, potential future contributions, the Company’s Executive Pay

Mr. Roger Schwall	- 3 -	April 8, 2008
Guidelines, and company performance. The Committee may exercise its discretion in setting total compensation and individual compensation elements that may vary from the Compensation Peer Group median based upon consideration of these factors.
3. Identify the members of the TSR Peer Group for the Long Term Performance Program.
Response
     On page 38 of our 2007 Proxy Statement, we described the TSR Peer Group as the ten companies in the S&P Packaged Foods Group Index, adjusted to include Kraft and exclude Dean Foods and Tyson Foods. We will expand the discussion in all future filings by specifically identifying all of the members of the TSR Peer Group, without relying solely on a reference to the S&P Packaged Foods Group Index. The proposed disclosure, reflecting the entry of Kraft Foods, Inc. into the S&P Packaged Foods Group in 2007, is as follows:
TSR Peer Group for LTPP — This peer group is composed of the companies in the S&P Packaged Food Group Index as adjusted to exclude both Dean Foods Company and Tyson Foods, Inc. given that a majority of their revenue is derived from products and operations not comparable to Heinz (i.e., dairy products and meat processing). The TSR Peer Group includes the following companies in addition to Heinz:

Campbell Soup Company	The Hershey Company	McCormick & Company, Inc.
ConAgra Foods, Inc.	Kellogg Company	Sara Lee Corporation
General Mills, Inc.	Kraft Foods, Inc.	William Wrigley Jr. Company
Closing Comments
     In connection with responding to your comments, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Roger Schwall	- 4 -	April 8, 2008
     If you have any questions or need additional information, please contact me by telephone at (412) 456-6007 or by facsimile at (412) 456-6115.
Very truly yours,
/s/ Theodore N. Bobby
Theodore N. Bobby
Executive Vice President & General Counsel
cc: William R. Johnson